Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

Commission File No. for Registration Statement
on Form S-4 filed by Comcast Corporation: 333-194698

The following articles were made available through links on Comcast’s website:

San Francisco Chronicle: Letter: Heads over hearts
By Jim Wunderman
May 2, 2014

[lnk to: http://www.sfgate.com/opinion/letterstoeditor/article/Letters-to-the-editor-May-4-5449310.php]

The public deserves complete and factual media coverage of the proposed Comcast-Time Warner merger. However, Robert Reich's column about the deal was rather lopsided ("A raw deal for consumers is also bad for democracy," Insight, April 27.) Let's be clear: Monopoly can be corrosive to both capitalism and democracy, and Reich's heart is in the right place. But let's consult our heads for a moment.

If the Comcast Time-Warner merger proceeds, two things will happen: First, Comcast will reach less than 30 percent of American households. This is hardly monolithic, especially considering the multiple options programmers have to distribute their content, whether by satellite, online, fiber or rival cable companies.

Second, the Internet will get faster. Comcast's cable-Internet is more advanced than Time Warner's, and Comcast has pledged to invest hundreds of millions of dollars expanding this infrastructure to Time Warner's customers. Comcast has already invested nearly $10 billion in California, installing the advanced communications technologies our state needs to compete.

Ubiquitous high-speed internet is a matter of national economic competitiveness. Together with advanced energy infrastructure, high-speed internet is to the 21st century economy what roads and bridges were to the 20th century prosperity.

We can guard against monopoly without crying wolf.

Jim Wunderman, president and CEO, Bay Area Council

The Morning Call: Letter: Comcast-Time Warner Cable merger to benefit consumers
By John B. Callahan
April 10, 2014

[link to: http://www.mcall.com/opinion/letters/mc-comcast-time-warner-merger-callahan-20140409,0,4392019.story]

Your story about the Comcast-Time Warner Cable merger complains that a few film and television producers fear the transaction will "push their fees down." But if you're a consumer, that's good news, not bad.

The playing field is tilted in favor of content companies with desired programs like two of my favorites, "Monday Night Football" or HBO's "Game of Thrones." This imbalance led CBS to block its signal last fall from Time Warner communities to extract enormous fee hikes.

Content costs escalate 10 percent a year, driving up customer bills. If the merger helps Comcast resist this pressure, subscribers will benefit the most. Even DirecTV's CEO says this increased scale "is the only way I know from a marketplace standpoint to put some further brake on [programming] growth rates."

Comcast will increase Internet speeds in Time Warner communities and bring more high-definition and on-demand choices to consumers. Regulators must scrutinize these claims of course, but, if true, it's hard to see much, if any, downside in the deal.

The merger does not limit competition because Comcast and Time Warner do not compete against each other. Perhaps most importantly for our region, the merger would create additional jobs in Pennsylvania and strengthen our region as a leader in media, technology and innovation.

John B. Callahan
Bethlehem

The Hill: Letter: Open letter to Sens. Chuck Grassley (R-Iowa) and Mike Lee (R-Utah) on Comcast/Time Warner Cable hearing
By Grover Norquist, Phil Kerpen, Tim Lee, Wayne Crews, Tom Schatz, Katie McAuliffe, Hance Haney, George Landrith, Tom Giovanetti, Duane Parde and David Williams
April 9, 2014

[link to: http://thehill.com/blogs/congress-blog/technology/202963-open-letter-to-sens-chuck-grassley-r-iowa-and-mike-lee-r-utah#ixzz2yOLYR8FO]

Dear Ranking Member Grassley of the Senate Judiciary Committee and Ranking Member Lee of Judiciary's subcommittee on Antiturst, Competition Policy and Consumer Rights:

We write to express our general support for allowing commercial enterprises to arrange themselves as they see fit in a free-market economy, and to offer our judgment that the proposed combination of Comcast and Time Warner Cable (“TWC”) poses no harm to consumers or any worrisome accumulation of market power.

We also write to express our belief that the benefits this proposed transaction stands to offer consumers should be the government’s measure of the combined companies’ contribution to the public interest, and that without any clear evidence that consumers would be harmed, the transaction should be allowed to be completed without ancillary conditions or delay.

As advocates for a free market, we believe that the Sherman and Clayton antitrust laws require the government to abstain from intervening in such transactions on antitrust grounds absent any clear showing of actual or potential market failure of which there is none here.

Because Comcast and TWC do not operate in the same markets (and therefore, consumers will face no loss whatsoever of competitive choice in television and video, broadband Internet, and telephone choices) there is no apparent substantive antitrust concern here. The transaction will simply swap one cable company for another in some markets – something which is competitively neutral on its face.

Equally important, the Comcast/TWC transaction poses no harm to the public interest, since it stands to bring consumers appreciable benefits. Our examination of the proposed combined companies strongly suggests that consumers in TWC service territories are likely to get faster Internet service, more video programming options and, potentially, a check on increasing prices.

First, consumers in TWC territories stand to get faster broadband Internet service. Comcast offers broadband Internet speeds of 105 to 505 Mbps. In contrast, TWC offers speeds of only 50 Mbps in most places (and only 100 Mbps in a select few). Comcast is on record stating it plans to spend hundreds of millions of dollars a year upgrading TWC’s slower networks. Comcast has completed its transition to all-digital networks, while TWC has completed less than 20 percent of this transition. Since Comcast offers more streaming, high definition, on demand, and mobile video options than TWC, the combined companies would seem to bring significant benefits to TWC customers and offer consumers in TWC territories a new, highly competitive option.

Second, the market for broadband Internet service is competitive -- despite some advocacy organizations trying to argue otherwise by arbitrarily defining the market too narrowly. The US is one of only two nations with three fully deployed broadband technologies actively competing for customers nationwide -- cable, telco, and wireless 4G LTE, which offers speeds of up to 20 Mbps). When understood in the context of these other competitive technologies, Comcast would be left, post-transaction, with just a 20 percent market share. And even if one were to (wrongly, from any rational economic perspective) exclude wireless high-speed competitors, nearly 90 percent of the country has a choice of high-speed wireline Internet service provider. There is no monopoly risk here and, again, because Comcast and TWC are not presently competitors, no consumer will face any reduction in choice for broadband providers as a result of the transaction.

Third, post-transaction, Comcast would have less than 30 percent of the Pay-TV market (and a lower Pay-TV market-share than it had after any previous transaction, including those with ATT Broadband and Adelphia). This is important because the federal courts have now twice said that the FCC’s previously imposed limit of a 30-percent market-share for any single Pay-TV provider was unjustified.

Indeed, cable providers continue to see market-share eroded by other Pay-TV and online video providers. In recent years, satellite providers have added 7 million subscribers and telcos like AT&T and Verizon have added 10.7 million. This, while cable providers lost 10.4 million subscribers. (Cable providers lost 2 million subscribers in 2013 alone.) Additionally, new entrants to the market threaten to further erode cable’s market share. Google’s fiber service is expanding into 34 new territories offering a new competing service with 150 HD channels. Ninety-eight percent of Americans can choose from three or more multichannel video programming distributors today.

We stress that in the real-world, rapidly developing video market, limiting antitrust discussion to Pay-TV alone mischaracterizes the video market by defining it too narrowly. National online competitors – Netflix, Hulu, Amazon, and YouTube – are booming, aided in part by their significantly lower overhead costs. A host of others including Roku, Vudu and iTunes video streaming have also flooded into this space. The FCC has noted the “tremendous growth” in this industry and online video revenues have tripled in the last three years.

The proposed Comcast-TWC transaction won’t limit or constrain this robust competition, but it will provide better service and new choices to existing TWC video consumers. Comcast’s X1 operating system and Xfinity platform are market leaders, offering over 300,000 live and streaming video options – far more than TWC. Industry observers expect the proposed transaction to bring more high-definition channels, more on-demand options, and more “any device” and mobile video to areas previously served by TWC.

Fourth, some have questioned whether a larger Comcast may be too powerful in carriage negotiations with programmers. But antitrust law is intended to protect consumers, not to pick winners or losers in business negotiations. Consumers might well benefit if a larger Comcast will be in a stronger position to negotiate lower prices for programming, which have been increasing at a rate of 10 percent a year. Programmers themselves dominate many of the carriage negotiations. It is not possible to run and operate a Pay-TV service today without properties such as ESPN, NFL games, and “event” shows like Breaking Bad. Programmers have the enormous power to “black out” signals when cable or satellite companies try to resist carriage-fee increases. (TWC lost 300,000 subscribers in a month when CBS pulled its signal in a fee dispute last year.)

What’s more, according to many independent programmers themselves, Comcast has benefitted competitive programmers by supporting dozens of new and independent channels. Industry executives such as entrepreneur Mark Cuban (of AXS TV, Shark Tank, and the Dallas Mavericks) have hailed

Comcast for providing opportunities and channel space for new and independent networks. Cuban says the transaction would be a “huge positive” for channels like his.

Fifth, Comcast will acquire only a very small amount of new programming from TWC so there would seem to be no threat of vertical integration in the deal. And as for its own programming, Comcast has a strong track record widely licensing its own content to competing services and distributors.

Finally, concerns about Comcast serving as an Internet “gatekeeper” are misplaced. While we believe the 2010 open Internet (or “network neutrality”) rules represented an unwarranted and unnecessary overreach of government regulators into a fully functioning marketplace, Comcast agreed to support the rules and has pledged to honor them even after the courts struck them down. Since the proposed transaction will extend these now-invalidated rules into TWC territories, any claim that the proposed combination would increase a “gatekeeper” threat is wholly unconvincing. In fact, if the “gatekeeper” threat is real, extending Comcast’s agreement on open-Internet rules to TWC territory would have precisely the opposite effect.

We believe that absent clear evidence of market failure, the market will allocate resources in a manner that is the most pro-consumer. Here the record shows a strong, well-functioning and fluid market with many large and successful firms actively competing for customers. And the proposed transaction poses no loss of competition but instead promises improvements to consumer choice, service quality, and options.

We therefore call on all members of Congress, the FCC and DOJ to show restraint and to allow the free market to function properly here without interference. That is the best way to ensure that market competition will thrive and consumers will be served.

Norquist, Americans for Tax Reform; Kerpen, American Commitment; Lee, Center for Individual Freedom; Crews, Competitive Enterprise Institute; Schatz, Council for Citizens Against Government Waste; McAuliffe, Digital Liberty; Haney, Discovery Institute; Landrith, Frontiers of Freedom; Giovanetti, Institute for Policy Innovation; Parde, National Taxpayers Union; Williams, Taxpayers Protection Alliance.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Charter Communications, Inc. (“Charter”), Charter will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of Charter that also constitutes a prospectus of Charter, and a definitive proxy statement/prospectus will be mailed to shareholders of Charter. INVESTORS AND SECURITY HOLDERS OF COMCAST AND CHARTER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Charter through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955.

In addition, in connection with the proposed transaction between Comcast and Time Warner Cable Inc. (“Time Warner Cable”), on March 20, 2014, Comcast filed with the SEC a registration statement on Form S-4 containing a preliminary joint proxy statement of Comcast and Time Warner Cable that also constitutes a preliminary prospectus of Comcast.  The registration statement has not yet become effective.  After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Shareholders of Comcast and Time Warner Cable are not being asked to vote on the proposed transaction between Comcast and Charter, and the proposed transaction between Comcast and Time Warner Cable is not contingent upon the proposed transaction between Comcast and Charter.

Comcast, Time Warner Cable, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Time Warner Cable, and Comcast, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Charter. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 29, 2014.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 11, 2014. Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 21, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 27, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus of Comcast and Time Warner Cable filed with the SEC and will be contained in the definitive joint proxy statement/prospectus of Comcast and Time Warner Cable and other relevant materials to be filed with the SEC when they become available, and will also be contained in the preliminary proxy statement/prospectus of Charter when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast and the proposed transaction between Comcast and Charter, including any statements regarding the expected timetable for completing the transactions, benefits and synergies of the transactions, future opportunities for the respective companies and products, and any other statements regarding Comcast’s, Time Warner Cable’s and Charter’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following:

the timing to consummate the proposed transactions; the risk that a condition to closing either of the proposed transactions may not be satisfied; the risk that a regulatory approval that may be required for either of the proposed transactions is not obtained or is obtained subject to conditions that are not anticipated; the parties’ ability to achieve the synergies and value creation contemplated by the proposed transactions; the parties’ ability to promptly, efficiently and effectively integrate acquired operations into their own operations; and the diversion of management time on transaction-related issues. Additional information concerning these and other factors can be found in Comcast’s, Time Warner Cable’s and Charter’s respective filings with the SEC, including Comcast’s, Time Warner Cable’s and Charter’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast, Time Warner Cable and Charter assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.